December 3, 2024

Dany Vaiman
Reporting Person
Flora Growth Corp.
3230 W. Commercial Blvd., Suite 180
Fort Lauderdale, FL 33309

       Re: Flora Growth Corp.
           Schedule 13D by Dany Vaiman
           Filed September 12, 2024
           File No. 005-93855
Dear Dany Vaiman:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed September 12, 2024
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       August 14, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule
       13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired.
       Based on the August 14, 2024 event date, the Schedule 13D submitted on September
       12, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 3, 2024
Page 2

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions